Exhibit 99.8

Combined General Meeting of Shareholders on 16 July 2008

Available Meeting-related documentation

Paris, 30 June 2008 – All Shareholders of Gaz de France are invited to take part in the Combined (ordinary and extraordinary) General Meeting of shareholders to be held on:

Wednesday 16 July, 2008 at 3:30 p.m. (Paris time)

At the Palais des Congrès – 2 place de la Porte Maillot – 75017 Paris – France.

The preliminary notice of meeting, including the agenda, the draft resolutions and the procedure for attending and voting at the meeting, was published in the Bulletin d’annonces légales obligatoires – BALO (Bulletin of Compulsory Legal Notices) no. 71 on 11 June, 2008 and the definite notice of meeting was published in the BALO no. 79 on 30 June, 2008

The documents referred to in Articles R.225-83 and R.236-3 of French Commercial Code are made available to the shareholders, in the conditions and within the period of time as provided by law:

•

All registered shareholders may request from the Company the mailing of the documents provided for in Articles R.225-83 and R.236-3 of French Commercial Code, up to the fifth day prior to the date of the Meeting, inclusive. The holders of bearer shares may be granted the same right subject to the handing of an affidavit of registration of shares in the bearer account delivered by the financial intermediary institution.

•	All shareholders may have access to the documents and information referred to in Articles R.225-83 and R.236-3 of French Commercial Code at the Company’s registered office.

In other respects, the documentation related to the General Meeting is also available and may be downloaded from the Company’s website www.gazdefrance.com, under the heading of “Finance” – “General Meetings”.

Group profile:

The Gaz de France Group is a major energy player in Europe. As the leading natural gas distributor in Europe, Gaz de France employs nearly 50,000 employees and earned €27 billion in sales in 2007. The Group holds a portfolio of some 14 million clients, approximately 11 million of which are in France. Gaz de France is listed on the Paris Stock Exchange and forms part of the CAC 40 and Dow Jones Stoxx 600 indices.

Press contact:	Investor relations contact:

Jérôme Chambin Tel.: 33-1 47 54 24 35 E-mail: jerome.chambin@gazdefrance.com	Brigitte Roeser Herlin Tel.: 33-1 47 54 77 25 E-mail: GDF-IR-TEAM@gazdefrance.com

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